United States Securities and Exchange Commission

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION
Pursuant to Rule 14a-103

Name of the Registrant: The Goldman Sachs Group, Inc.

Name of persons relying on exemption: National Legal and Policy Center

Address of persons relying on exemption: 107 Park Washington Court, Falls Church, VA 22046

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

PROXY MEMORANDUM

TO: Shareholders of The Goldman Sachs Group, Inc.

RE: The case to vote FOR Shareholder Proposal No. 4 (“Shareholder Proposal Regarding a Policy for an Independent Chair”) on the 2024 Proxy Ballot

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; National Legal and Policy Center is not able to vote your proxies, nor does this communication contemplate such an event. NLPC urges shareholders to vote for Proposal No. 4 following the instructions provided on management's proxy mailing.

The following information should not be construed as investment advice.

Photo credits appear at the end of the report.

National Legal and Policy Center (“NLPC”) urges shareholders to vote “FOR” Shareholder Item 4 (“Proposal”), on the 2024 Proxy Ballot for The Goldman Sachs Group, Inc. (“Goldman Sachs” or “Company”).

Introduction

One person occupying both the Chair and CEO roles at the same time infuses that leader with an inordinate amount of insufficiently checked power. The Proposal cites the CFA Institute Research and Policy Center as follows:

Combining [Chairman and CEO] positions may give undue influence to executive board members and impair the ability and willingness of board members to exercise their independent judgment … Many jurisdictions consider the separation of the chair and CEO positions a best practice because it ensures that the board agenda is set by an independent voice uninfluenced by the CEO.1

As the legendary late ITT Corporation CEO Harold Geneen wrote in his 1984 book Managing:2

If the board of directors is really there to represent the interests of the stockholders, what is the chief executive doing on the board? Doesn’t he have a conflict of interest? He’s the professional manager. He cannot represent the shareholders and impartially sit in judgment of himself.

As two business law professors argued in the Harvard Business Review, “letting the CEO chair the board can compromise board discussion quality, weakening the corporation’s risk management ability.”3

“A CEO feedback session whose import is underscored by having the CEO’s organizational equal—i.e., the board chair—conduct it is not possible, of course, when the board chair is the CEO,” the co-authors wrote. “This makes it harder to check a top exec steering the corporation astray.”

Lastly, the California Public Employees’ Retirement System (CalPERS), the nation’s largest public pension fund, states that the “board should be chaired by an independent director” who “should ensure a culture of openness and constructive debate that allows a range of views to be expressed.”[4]

While Goldman Sachs believes that combining the roles of CEO and Board Chair is “effective in promulgating strong and effective leadership of the firm,”[5] we contend the opposite is the case. Further, we believe this Proposal is more important than ever given Chairman and CEO David Solomon’s

1 CFA Institute. “The Corporate Governance of Listed Companies,” 2018. See https://rpc.cfainstitute.org/-/media/documents/article/position-paper/corporate-governance-of-listed-companies-3rd-edition.pdf

2 Geneen, Harold. Managing, Doubleday, January 1, 1984.

3 Mandato, Joseph and Devine, William. “Why the CEO Shouldn’t Also Be the Board Chair,” Harvard Business Review, March 4, 2020. See https://hbr.org/2020/03/why-the-ceo-shouldnt-also-be-the-board-chair

4 CalPERS. “CalPERS’ Governance & Sustainability Principles,” September 2019. See https://www.calpers.ca.gov/docs/forms-publications/governance-and-sustainability-principles.pdf

5 The Goldman Sachs Group, Inc. “Proxy Statement 2024,”, March 17, 2024. See https://www.goldmansachs.com/investor-relations/financials/proxy-statements/2024/2024-proxy-statement-pdf.pdf questionable leadership and damaging media coverage. Shareholders should separate the Chair and CEO positions to restore accountability to the C-Suite, and integrity to the Board of Directors.

Goldman Sachs’s response to our proposal

Goldman Sachs claims the CEO and Board Chair roles should continue to be consolidated based on the following rationale:

-The need for “flexibility” in Board structure

-Existing “strong” and “independent” Board oversight

-Adherence to industry standards

The need for ‘flexibility’ in Board structure

In its statement of opposition, the board of directors calls the Proposal “unnecessary” and cites the need for “flexibility” in its ability to design a leadership structure, citing the Board’s “fiduciary duty” to “act in the best interests of our firm and our shareholders.”6 In doing so, the Company has characterized the Proposal as being rigid and cumbersome.

To that we plead: “Guilty as charged.” Successful organizations balance the separation of powers with flexibility and decisiveness.

The United States government analogy is a perfect example. The President exercises executive authority with great discretion, but legislative power is reserved for Congress, and judicial power for the Supreme Court and lower courts. However, each branch wields authority over its own affairs. Each branch utilizes as much power as possible within their clearly defined roles. Further, the ostensibly adversarial nature of the US government prevents one branch from infringing on the others.

Is our constitutional form of government too rigid? Or should elected (or even appointed) leaders have elastic rules to play by – like Goldman Sachs’s – so the preferences of a few powerful elites can be accommodated, dependent on shifting priorities like personal relationships, politics, peer acceptance, social media favorability, and other irrelevant subjectivisms beyond fiduciary duties? Despite the asserted benefit of being “efficient” and “demonstrat(ing) clear accountability to shareholders, clients and others,”7 this leads to concentration of power and influence within the singular role. Thus, the Company enjoys its flexibility at the expense of transparency and accountability. The roles should be separated into two, clearly defined positions.

6 The Goldman Sachs Group, Inc. “Proxy Statement 2024,”, March 17, 2024. See https://www.goldmansachs.com/investor-relations/financials/proxy-statements/2024/2024-proxy-statement-pdf.pdf

7 Ibid.

Existing ‘strong’ and ‘independent’ Board oversight

Goldman Sachs claims that it is “committed to independent leadership on our Board” yet fails to create a Board that is actually independent.8 The Company’s Corporate Governance Guidelines states, “Each (Board) Committee shall conduct an annual self-evaluation as provided for in its respective charter” and that the Board “does not have a policy on whether the role of Chairman and CEO should be separate or combined.”9 We find this to be illogical and a testament to the unacceptable corporate governance practices of the Company.

The Board also argues that separation of the Chair and CEO roles is not necessary, because the Company has a “strong” and “active” Lead Independent Director. According to the 2024 Proxy Statement, the “powers” and “duties” of that role include:

-The ability to call meetings

-Setting and approving meeting agendas and related materials

-“Serves as an advisor to the Chair”

-Chairing board meetings when the Chair/CEO is too busy managing the Company

-Acting as a liaison for the Chair/CEO

-Presiding at executive sessions of independent directors

-“Acts as primary Board contact for shareholder engagement and engages with regulators”

-Engaging with a variety of stakeholders on behalf of the Company

-“Focusing on Board effectiveness, composition and evaluations”

-Oversee governance processes and evaluation of the board and CEO

In reality, the Lead Independent Director sounds more like an executive assistant than a “robust” or “strong” counter to the Chair/CEO.

Goldman Sachs 2024 Proxy Statement states that the Board of Directors is “committed to independent leadership on our Board.”10 Yet the Company makes an obvious exemption for the combination of the Chair and CEO role, which decreases the independence and objectivity of the entire Board and should be remedied.

Adherence to industry standards

Goldman Sachs also claims “there is no clear, empirical evidence that a combined Chair-CEO negatively affects company performance or impairs the efficacy of independent directors.”11 This, however, is in stark contradiction to the beliefs of financial experts and common industry practices.

8 Ibid.

9 “Corporate governance guidelines,” The Goldman Sachs Group, Inc., February 2023. See https://www.goldmansachs.com/investor-relations/corporate-governance/corporate-governance-documents/corp-gov-guidelines.pdf

10 The Goldman Sachs Group, Inc. “Proxy Statement 2024,”, March 17, 2024. See https://www.goldmansachs.com/investor-relations/financials/proxy-statements/2024/2024-proxy-statement-pdf.pdf.

11 Ibid.

The CFA Institute rejects Goldman Sachs’s policy and states that “Good corporate governance not only protects the interests of investors and improves their trust in capital markets, but also acts as a key driver of investment performance.”12 The CFA Institute insists that “board independence is a key cornerstone of corporate governance” and that “the same person should not perform the roles of Chair and CEO and that the chair should be an independent director.”13 Separating these roles is good corporate governance and is becoming best practice within the industry.

The 2023 Spencer Stuart Board Index14 offers fresh insights that underscore the critical need for independent board leadership at Goldman Sachs. The latest trends reveal that separating the roles of CEO and Chair continues to gain momentum among S&P 500 companies. Specifically, 59% of boards now separate the roles of Chair and CEO, compared to 57% in the previous year, highlighting an upward trajectory in the recognition of independent oversight’s role in mitigating risks and enhancing corporate governance. Additionally, the practice has seen a notable increase, with 39% of S&P 500 boards appointing an independent chair—an uptick from 36% in the previous year. This increase in independent chair appointments is a clear indication of the growing recognition of the importance of objective leadership in the boardroom.

In contrast, the percentage of S&P 500 companies with a combined Chair/CEO has fallen from 55% to 45% since 2013, even as the percentage of companies with an independent chair has risen from 25% to 39%. Meanwhile the percentage of firms utilizing a lead or presiding director has fallen from 90% to 65% over the last decade. As other major corporations abandon the ineffective Chair/CEO model, Goldman Sachs must adapt.

For this reason, we find Goldman Sachs’s assertion that this Proposal has not received majority support in years past irrelevant. Support for an independent chair is clearly rising, and we believe that this Proposal is as important as ever. Further, given the mounting scrutiny of Mr. Solomon’s leadership, the need for this Proposal has become self-evident since the Company’s last annual meeting.

Questioning Mr. Solomon’s leadership as Chair and CEO

Companies often respond to significant failure or controversy by decoupling their Chair and CEO roles to fortify checks and balances and realign with best governance practices. Many major corporations – including AT&T, Under Armour, Wells Fargo, and even WeWork prior to its public offering15 – embraced a dual-leadership structure following scandals or operational failures.

12 “CFA Institute pushes for more independence and diversity on company boards,” CFA Institute, September 14, 2021. See https://www.cfainstitute.org/en/about/press-releases/2021/independent-directors-in-Asia-Pacific

13 Ibid.

14 Spencer Stuart. “2023 US Spencer Stuart Board Index,” 2023. See https://www.spencerstuart.com/research-and-insight/us-board-index

15 Gryta, Thomas; Francus, Theo. “When Things Get Tough, Companies Split Chairman, CEO Roles,” Wall Street Journal, November 13, 2019. See https://www.wsj.com/articles/when-things-get-tough-companies-split-chairman-ceo-roles-11572778801

Likewise, Mr. Solomon’s tenure has provided shareholders ample opportunity to question the persistently unchecked authority vested in his dual role. These concerns include:

-Questionable leadership, inappropriate behavior, and misuse of company resources

-Failure of the consumer lending expansion

-Involvement with low-priority ESG activities

Shareholders should be increasingly wary of the negative effects of Mr. Solomon’s concentration of power, suggesting a need for the company to reconsider its commitment to a governance model that is increasingly viewed by the corporate world as inadequate.

Questionable leadership, inappropriate behavior, and misuse of company resources

Mr. Solomon has been criticized for his unpolished leadership style, which has grown tiresome even at the infamously coarse firm. According to a New York Magazine article titled “Is David Solomon Too Big a Jerk to Run Goldman Sachs? Inside a Banking Mutiny”:16

You don’t need to be popular to be the CEO of Goldman Sachs, of course. You can even be an a**hole. The only real nonnegotiable is that you be skilled at making money, so when the board tapped Solomon to lead the bank in 2018, it was widely understood that as long as earnings got fat, it didn’t matter if his bankers liked him personally.

In a way that was a little hard to detect at first — and has lately become the most-talked-about story on Wall Street — that dynamic is being put to the test. It started during COVID, when Goldman booked spectacular profits trading the pandemic markets at the same time that reports of misery among junior and senior bankers alike began to leak to the press. Executives quit Solomon’s inner circle for rival shops, younger workers complained about the 100-plus-hour weeks he expected, and everyone rolled their eyes at his newish hobby: DJ-ing huge parties under the stage name DJ D-Sol.

The article continued to explain that:

The single most harmful report came in November when it leaked that Solomon, who is divorced, had once boasted to a group of colleagues, ‘I bet I was the only one who got a bl**job last night.’ Behind his back, snickering executives gave him a mortifying new nickname: BJ D-Sol.

16 Wieczner, Jen. “Is David Solomon Too Big a Jerk to Run Goldman Sachs? Inside a Banking Mutiny,” New York Magazine, August 11, 2023. See https://nymag.com/intelligencer/article/david-solomon-goldman-sachs-profile.html

Unfortunately, this was not an isolated incident of sexual harassment. According to Bloomberg News,17 the Company “paid out well over $12 million to a veteran executive who complained internally about a toxic workplace for women in the highest echelons of Wall Street’s most prestigious firm.” The woman’s complaint (which also revealed Mr. Solomon’s inappropriate and unprofessional remarks) provided a “detailed account” of “vulgar and dismissive comments about women” made by the firm’s senior executives. Further, it alleged the Company mistreats women and pays them less than their male counterparts.

Unsurprisingly, many of Goldman Sachs’s female employees have begun to question Mr. Solomon’s leadership and doubt the promises he made when he took over the firm to promote women to senior positions. According to an article published in the Wall Street Journal titled “Women Aren’t Getting the Big Jobs at Goldman Sachs, and They’re Heading for the Exits”:18

Roughly two-thirds of the women who were partners at the end of 2018 have left the firm or no longer have the title, a Wall Street Journal analysis found. The same can be said of just under half of male partners at the time.

No woman currently runs a major division or is seen internally as a credible candidate to one day succeed Solomon. Two of the eight executive officers at Goldman are women—in legal and accounting, nonrevenue generating positions.

In Goldman’s core division of investment banking and markets, a number of star women partners have left or are no longer partners after they saw little or no path to moving up the ranks. Many women who left the firm found better opportunities elsewhere.

The article later provided several examples of prominent female leaders within the Company who were snubbed for senior positions and chose to leave the firm in response. According to Business Insider, Company Chief of Staff Russell Horwitz admitted in a 12-point internal memo responding to the aforementioned Wall Street Journal article that the Company needs to do more to elevate its female employees.19

Shareholders should note that Goldman Sachs has been plagued by talent flight across both genders, including “six of the 11 Goldman partners named in a company memo in early 2022—as part of an overhaul of asset management.”20

17 Abelson, Max; Natarajan, Sridhar. “Goldman Sachs Paid Over $12 Million to Bury Partner's Claim of Sexist Culture,” Bloomberg, November 15, 2022. See https://www.bloomberg.com/news/features/2022-11-15/goldman-settled-sexist-workplace-complaint-for-over-12-million

18 Andriotis, AnnaMaria; Fuller, Andrea. “Women Aren’t Getting the Big Jobs at Goldman Sachs, and They’re Heading for the Exits,” Wall Street Journal, March 13, 2024. See https://www.wsj.com/finance/investing/goldman-sachs-women-big-jobs-leaving-09112f6a?mod=Searchresults_pos8&page=1

19 Alexander, Reed. “Goldman Sachs issued these 12 talking points for managers amid criticisms that it's bleeding women leaders. See the full memo here,” Business Insider, March 20, 2024. See https://www.businessinsider.com/goldman-sachs-internal-memo-women-leaders-russell-horwitz-2024-3

20 Andriotis, AnnaMaria. “An Exodus of Talent Is Imperiling Goldman’s Overhaul,” The Wall Street Journal, July 28, 2023. See https://www.wsj.com/articles/an-exodus-of-talent-is-imperiling-goldmans-overhaul-f8225df9

Another Wall Street Journal article titled “Goldman Sachs Is at War With Itself”[21] catalogued Mr. Solomon’s strong-armed leadership and history of dismissing criticism and dissenting views from partners and executives on key business decisions, such as Goldman Sachs’s acquisition of the specialty lender GreenSky – which was subsequently put up for sale roughly one year later, ultimately at a substantial loss.[22] The most prominent name to criticize Mr. Solomon’s leadership was none other than his predecessor, former CEO Lloyd Blankfein. [23] One of Mr. Blankfein’s primary concerns was with Mr. Solomon’s use of the corporate jets (along with Mr. Solomon’s DJ “career,” which he has since given up to avoid the media “distraction”).[24]

Goldman Sachs purchased two Gulfstream jets in 2020 at Mr. Solomon’s direction,25 and he has used the jets for personal trips, including excursions to Montana, the Bahamas, and the Hamptons.26 Despite Goldman Sachs’s policy to “limit personal use” of the jets, Mr. Solomon appears to have no such limit, going as far as to book seven trips over seven consecutive weekends.27 After an abysmal fourth quarter in 2022 that resulted in profits falling almost 70 percent, Goldman Sachs not only scrapped plans to buy a third jet with a built-in shower, but launched a full-scale review regarding Mr. Solomon’s use of the jets and the related expenses to the Company.28 In response to the Company’s spending on private jets, a spokesperson said, “it’s ridiculous to focus on any single segment or line item.”29

We would argue that it is ridiculous for any single line item to be as large as the tens of millions of dollars the Company has spent on its private jets, considering the Company’s stated commitment to reduce carbon dioxide emissions for the ostensible goal to address climate

21 Andriotis, AnnaMaria. “Goldman Sachs Is at War With Itself,” Wall Street Journal, June 13, 2023. See https://www.wsj.com/articles/goldman-sachs-ceo-david-solomon-dj-bonuses-1a47dbf5

22 Andriotis, AnnaMaria; Cooper, Laura; Rudegeair. “Goldman Sachs Finalizes Deal to Unload Specialty Lender at Steep Loss,” Wall Street Journal, October 11, 2023. See https://www.wsj.com/business/deals/goldman-sachs-finalizes-deal-to-unload-specialty-lender-at-steep-loss-6c359928?mod=article_inline

23 Andriotis, AnnaMaria. “Goldman Sachs Is at War With Itself,” Wall Street Journal, June 13, 2023. See https://www.wsj.com/articles/goldman-sachs-ceo-david-solomon-dj-bonuses-1a47dbf5

24 Kollewe, Julie. “Goldman Sachs CEO David Solomon ends DJ gigs due to media ‘distraction’,” The Guardian, October 17, 2023. See https://www.theguardian.com/business/2023/oct/17/goldman-sachs-ceo-david-solomon-dj-gigs-d-sol

25 Wieczner, Jen. “Is David Solomon Too Big a Jerk to Run Goldman Sachs? Inside a Banking Mutiny,” New York Magazine, August 11, 2023. See https://nymag.com/intelligencer/article/david-solomon-goldman-sachs-profile.html

26 Barrabi, Thomas. “Goldman Sachs reviewing cost of private jet travel favored by CEO David Solomon: report,” New York Post. See https://nypost.com/2023/01/11/goldman-sachs-reviewing-cost-of-private-jet-travel-favored-by-ceo-david-solomon-report/.

27 Ibid.

28 Ibid.

29 Zilber, Ariel. “Goldman Sachs scraps plan to buy private jet equipped with a shower: source,” New York Post, March 28, 2023. See https://nypost.com/2023/03/28/goldman-sachs-scraps-plan-to-buy-private-jet-equipped-with-a-shower-source/?dicbo=v2-vkf4tVv.

change.30 Further, since we raised our concerns with Mr. Solomon’s usage of the corporate jet in our Notice of Exempt Solicitation filing in support of this proposal last year, Mr. Solomon’s usage of the company aircraft has generated further scrutiny after Business Insider reported that Mr. Solomon frequently uses the jet to make trips to the Bahamas for personal reasons.31

Goldman Sachs’s reputation has become synonymous with ethics scandals and unprofessional conduct under Mr. Solomon’s watch, evidencing that he has placed himself above accountability. Further, the Company is under fire for a wide variety of financial scandals, including:

-Potential violations of securities laws for its trades following the collapse of Archegos Capital Management32 33

-An investigation by the Consumer Financial Protection Bureau into its credit card business34

-A $2.9 billion fine related to Goldman Sachs’s participation in the 1Malaysia Development Berhad fund corruption scandal, which resulted in $4.5 billion being stolen from the fund.35

The Company in many ways has become chaotic and Mr. Solomon’s leadership style has been left unchecked by his current dual role. Instituting an independent chair would provide the necessary oversight to right the ship.

Failure of the consumer lending expansion

In addition to the firm’s numerous ethical scandals, Goldman Sachs has underperformed financial expectations under Mr. Solomon’s leadership.

Goldman Sachs’s consumer banking initiative, heralded by Mr. Solomon, was a strategic bet to diversify and stabilize its revenue streams, traditionally dominated by the ebb and flow of investment banking. Launched in 2016, this foray sought to establish a foothold in a market characterized by consistency and regularity, countering the transactional nature of its core businesses. However, this venture encountered significant turbulence, accumulating billions of

30 Ibid.

31 Campbell, Dakin. “Where Goldman Sachs CEO David Solomon takes the corporate jet,” Business Insider, April 24, 2023. See https://www.businessinsider.com/david-solomon-ceo-goldman-sachs-takes-corporate-jet-2023-4

32 Barash, Martina. “Goldman, Morgan Stanley see Archegos-tied investor suits aligned,” Bloomberg Law, March 11, 2022. See https://news.bloomberglaw.com/banking-law/goldman-morgan-stanley-see-archegos-tied-investor-suits-aligned.

33 Stempel, Jonathan. “Goldman, Morgan Stanley seek to end investors’ Archegos-linked lawsuits,” Reuters, August 15, 2022. See https://www.reuters.com/markets/europe/goldman-morgan-stanley-seek-end-investors-archegos-linked-lawsuits-2022-08-15/.

34 “The Goldman Sachs Group: Form 10-Q,” The Goldman Sachs Group, Inc., August 3, 2022. See https://www.goldmansachs.com/investor-relations/financials/10q/2022/second-quarter-2022-10-q.pdf.

35 Latiff, Rozanna. “Understanding Goldman Sachs’ role in Malaysia’s 1MBD mega scandal,” Reuters, October 22, 2020. See https://www.reuters.com/article/us-goldman-sachs-1mdb-settlement-explain/understanding-goldman-sachs-role-in-malaysias-1mdb-mega-scandal-idUSKBN2772HC.

dollars in losses and ultimately prompting the financial giant to reel back its consumer banking ambitions.36 37

The division, branded as Marcus by Goldman Sachs, delved into personal loans, savings accounts, and eventually, credit cards in partnership with high-profile names like Apple. Despite the Company’s technological investments and Mr. Solomon’s confidence in their ability to disrupt the market, the initiative stumbled, with critics highlighting a failure to adequately grasp the consumer banking landscape and the value Goldman Sachs could uniquely provide.[38] [39]

As with AT&T, Wells Fargo, Under Armour, and many others, significant underperformance should inspire a change in leadership structure. Separating the Chair and CEO positions will create an improved environment for better execution of the firm’s strategic initiatives.

Involvement with low-priority ESG activities

The Environmental, Social, and Governance (ESG) agenda at Goldman Sachs, led by Mr. Solomon, is increasingly out of step with the Company’s fundamental objective of maximizing shareholder value. The firm’s ESG initiatives are mired in controversy and divert attention and resources away from its core value proposition.

The ESG movement faces increasing scrutiny from customers, shareholders, and lawmakers for attempting to use shareholder resources to pursue political goals.40 Further, ESG initiatives can compromise a firm’s competitive edge by redirecting focus and capital towards goals incompatible with the firm’s success and sustainability.

As part of Mr. Solomon’s devotion to Goldman Sachs’s involvement in ESG priorities, the Company has joined the Net Zero Banking Alliance. NZBA’s goals to eliminate the use of fossil fuels and emissions of greenhouse gases are “based on analytical methods that violate

36 Andriotis, AnnaMaria; Grant, Charley. “Goldman Sachs Lost $3 Billion on Consumer Lending Push,” Wall Street Journal, January 13, 2023.  See https://www.wsj.com/articles/goldman-sachs-lost-3-billion-on-consumer-lending-push-11673616202?mod=article_inline

37 Andriotis, AnnaMaria. “Goldman Sachs Wants Out of Consumer Lending. Employees Say It Can’t Happen Fast Enough,” Wall Street Journal, October 13, 2023. See https://www.wsj.com/finance/goldman-sachs-wants-out-of-consumer-lending-employees-say-it-cant-happen-fast-enough-17e98a30

38 Son, Hugh. “Why Goldman’s consumer ambitions failed, and what it means for CEO David Solomon,” CNBC, February 27, 2023. See https://www.cnbc.com/2023/02/27/why-goldmans-marcus-project-failed-and-what-it-means-for-ceo-solomon.html

39 Demos, Telia. “Goldman Sachs Doesn’t Want to Be Everyone’s Bank, but It Has to Be Someone’s,” Wall Street Journal, March 4, 2023. See https://www.wsj.com/articles/goldman-sachs-doesnt-want-to-be-everyones-bank-but-it-has-to-be-someones-7bc036dc

40 Au-Yeung, Angel; Bykowicz, Julia. “Conservatives Have a New Rallying Cry: Down With ESG,” Wall Street Journal, February 26, 2023. See https://www.wsj.com/articles/conservatives-have-a-new-rallying-cry-down-with-esg-2ef98725 fundamental tenets of the scientific method.”41 Such goals are unrealistic and unnecessary, as “proponents regularly report that extreme weather is more severe and frequent because of climate change while the evidence shows no increase – and, in some cases, a decrease – in such events.”42 Computer models that forecast a catastrophic future due to global warming are infected with a “garbage in, garbage out” disease fueled by flawed data that do not accurately reflect the historical temperature record. “Conclusions of the [UN] Intergovernmental Panel on Climate Change that contradict the narrative of catastrophic global warming from fossil fuels are rewritten by government bureaucrats for public reports to support the false narrative of Net Zero.”43

In keeping with its misguided ESG and climate agenda, Goldman Sachs has made significant financial commitments to incorporate “sustainable” business practices. According to the 2024 Proxy Statement, these include:

-Targeting $750 billion in “sustainable financing, investment, and advisory activity” by 2030

-Creating the Climate Innovation Fund alongside Bloomberg and contributing seed funding of $25 million

-Setting 2030 emissions targets for Energy, Power, and Auto Manufacturing sectors

-Aligning financing activities with “a net-zero-by-2050 pathway”

-“One Million Black Women,” a “commitment to invest $10 billion in investment capital and $100 million in philanthropic support to Black-women and Black-women-serving organizations, with the goal of impacting the lives of at least one million Black women by 2030”

Further, Mr. Solomon has personally called for governments to put a price on carbon through a cap-and-trade system or carbon tax.44 Under his watch, Goldman Sachs announced that it will no longer finance new Arctic oil drilling and exploration45 or take companies public unless they have at least one “diverse” board member.46 Goldman Sachs forces these policies on other

41 Rotter, Charles. “Challenging net zero with science: Lindzen-Happer-CO2 coalition paper released,” Watts Up With That? February 23, 2023. See https://wattsupwiththat.com/2023/02/27/challenging-net-zero-with-science-lindzen-happer-co2-coalition-paper-released/.

42 Lindzen, Richard; Happer, Will; Wrightstone, Gregory. “Challenging ‘Net Zero’ with Science,” CO2 Coalition, Feb. 23, 2023. See https://co2coalition.org/wp-content/uploads/2023/02/2023-02-23-Challenging-Net-Zero-with-Science.pdf.

43 Ibid.

44 Solomon, David. “Goldman Sachs’ commercially driven plan for sustainability,” Financial Times, December 15, 2019. See https://www.ft.com/content/ffd794c8-183a-11ea-b869-0971bffac109?accessToken=zwAAAW8PE3zIkdP_15TIGDoR6tO4aQlxv_rBCQ.MEYCIQDRKr8oazVI1CUk_ cQl_i4tegBrGATPX9D2kU5JupftlwIhAOQL27H0zz-zxnQbiOa81fhuNkxxbZUKESoXJhNf46hI&sharetype =gift?token=38b3e34f-18b9-4a5d-a654-392e24c63d51

45 Fox, Alex. “Goldman Sachs announces it won’t finance new coal mines or Arctic drilling,” The Hill, December 16, 2019. See https://thehill.com/changing-america/sustainability/climate-change/474773-goldman-sachs-says-it-wont-finance-new-coal/

46 Asare, Janice Gassam. “Goldman Sachs Announces At Least One Diverse Board Member Needed For Companies To Go Public—What Are They Missing?” Forbes, January 26, 2020. See https://www.forbes.com/sites/janicegassam/2020/01/26/goldman-sachs-announces-at-least-one-diverse-board-member-needed-for-companies-to-go-publicwhat-are-they-missing/?sh=1d97580408f7 companies and promotes them externally, but internally African-Americans and women make up 3 percent and 29 percent of senior management roles, respectively.47 48

In 2021, Mr. Solomon signed a statement “opposing ‘any discriminatory legislation’ that makes it harder for people to vote.”49 This statement opposed the Georgia Election Integrity Act, which is now a law that ensures improved election accountability. Critics falsely claimed that legislation such as the Election Integrity Act are “part of a broader Republican effort to restrict access to the ballot box.”50 The results of the Election Integrity Act were seen in the 2022 election, with it being the “most successful election in history,” as early voting tripled relative to 2018 and it became “easier for citizens to vote and harder to cheat.”51 52 Goldman Sachs’s stated opposition to the new law damaged the company’s integrity and image, thanks to Mr. Solomon’s unchecked judgment.

The Company’s ESG goals may seem well-intentioned, but they should raise questions about their ultimate consequences. Is the Company genuinely concerned with social issues, or is the aim to curry favor with the progressive political entities that currently control regulatory power and to cast a positive light on the firm's activities in this highly politicized atmosphere? The massive financial commitments earmarked for these ESG initiatives attempt to build a facade of progressive stewardship, at the expense of the shareholders’ interests.

Billionaire and former presidential candidate Vivek Ramaswamy compared Goldman Sachs’s support for ESG initiatives to its “service day,” which he participated in during a summer internship at the Company. Unfortunately, he discovered that the “service day” was little more than a publicity stunt. Rather than plant trees in Harlem as advertised, the group took a few pictures then enjoyed the rest of the day off at a local bar. He finds the Company’s diversity initiatives similarly hollow:

Put the “diversity” debate to one side: The bigger problem is that Goldman’s edict wasn’t about diversity at all. It was about corporate opportunism: seizing an already popular social value and prominently emblazoning it with the Goldman Sachs logo. It was like planting trees in Harlem all over again.53

47 Ziady, Hanna. “Goldman Sachs employs just 49 black people in top US jobs,” CNN Business, April 21, 2021. See https://www.cnn.com/2021/04/21/business/goldman-sachs-workforce-diversity/index.html.

48 Iyer, Seema. “Why Goldman Sachs’ push for diversity is a great step in the right direction,” HR Magazine, May18, 2020. See https://www.hrmagazine.co.uk/content/features/why-goldman-sachs-push-for-diversity-is-a-great-step-in-the-right-direction/.

49 Henney, Megan. “Hundreds of CEOs, corporations unite to oppose ‘discriminatory’ voting bills,” FoxBusiness.com, April 14, 2021. See https://www.foxbusiness.com/politics/ceos-corporations-oppose-voting-bills.

50 Ibid.

51 Brown, Spencer. “Coca-Cola gets trolled in Georgia for Lying about election integrity law,” Townhall, December 6, 2022. See https://townhall.com/tipsheet/spencerbrown/2022/12/05/coca-cola-gets-trolled-in-georgia-for-lying-about-election-integrity-law-n2616773.

52 “Myth v. fact: Georgia’s election integrity act,” Senate Republican Policy Committee, June 23, 2022. See https://www.rpc.senate.gov/policy-papers/myth-v-fact-georgias-election-integrity-act.

53 Ramaswamy, Vivek. “How Goldman Sachs exploits ‘woke values’ to pursue its own profit and power,” New York Post, August 14, 2021. See https://nypost.com/2021/08/14/how-companies-exploit-woke-values-to-pursue-profit-and-power/

The Company’s pursuit of progressive favor could lead the Company to neglect the diverse political and economic beliefs of its broader shareholder base. No company should function as a political entity; Rather, it should operate as a commercial one. By drifting into the lane of political activism, Goldman Sachs risks alienating shareholders (and would-be clients) who expect the company to remain apolitical and solely focused on financial performance and risk mitigation.

Conclusion

The trajectory of Goldman Sachs under the combined leadership of Chairman and CEO David Solomon necessitates a reevaluation of its governance structure. The persistent concerns raised, including unchecked power and compromised accountability, underscore the need for a clear separation of roles to enhance shareholder value. This proposal does not aim to undermine the current leadership, but to strengthen the firm’s ability to navigate the complex and evolving landscape of modern finance. For these reasons, we believe it is imperative that Goldman Sachs change their corporate governance policies to require an independent Board Chair.

Thus, NLPC urges you to vote FOR Item 4 on the 2024 proxy ballot of The Goldman Sachs Group, Inc.

Photo credits:

Page 2 – David Solomon, World Economic Forum/Creative Commons

Page 6 – David “DJ D Sol” Solomon, David Solomon/Instagram

Page 8 – Lloyd Blankfein, World Economic Forum/Creative Commons

Page 10 – Marcus app on iPhone, focal5/Creative Commons

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For questions regarding The Goldman Sachs Group, Inc., Item 4, “Shareholder Proposal Regarding a Policy for an Independent Chair,” sponsored by National Legal and Policy Center, please contact Luke Perlot, associate director of NLPC’s Corporate Integrity Project, via email at lperlot@nlpc.org.